Exhibit 99.1

Rogers Communications Inc. Announces Successful Issuance of

Canadian and US Debt Securities at Record Setting Rates

TORONTO, May 1, 2019 — Rogers Communications Inc. (“Rogers”) announced today that it has successfully closed its previously announced offering of US$1.25 billion aggregate principal amount of 4.35% senior notes due 2049 in the United States (“US notes”) (with an effective hedged Canadian dollar rate of 4.17%) and Cdn$1.0 billion aggregate principal amount of 3.25% senior notes due 2029 in Canada (“Cdn notes”) for aggregate net proceeds of Cdn$2.7 billion.

“The success of our $2.7 billion debt offering demonstrates the confidence investors have in Rogers’ strategy, its world class networks, and its spectrum leadership position,” said Anthony Staffieri, Chief Financial Officer, Rogers Communications, Inc. “This offering was supported by the largest single-tranche order book on record in Canada, with 10-year and 30-year proceeds at historic low interest rates. In this low cost of capital environment, combined with strong fundamentals for the company and the industry, we view this as an exceptional time to invest in Canada and in our customers, and we are excited with the strong support from investors.”

With this issuance, Rogers’ weighted average cost of borrowings is approximately 4.48% (compared to 4.43% at March 31, 2019), and its weighted average term to maturity will extend to 13 years (from 10.5 years at March 31, 2019).

The net proceeds from these offerings will be used to fund the Cdn$1.725 billion acquisition of the 52 (out of 64) 600 MHz spectrum licenses recently won by Rogers, and the remainder for general corporate purposes.

About the Company
Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).